UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

CooTek (Cayman) Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

21718L 201(1)

(CUSIP Number)

Kan Zhang

CooTek (Cayman) Inc.

11F, No.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

Tel: +86 021 6485 6352

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 21718L 201 has been assigned to the American depositary shares (“ADSs”) of the issuer. Each ADS represents 650 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21718L 201

1	Names of Reporting Persons Kan Zhang
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 350,510,215(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 350,510,215(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 350,510,215(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)       Represents (i) 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., a British Virgin Islands company, (ii) 94,285,750 Class A ordinary shares in the form of ADSs held by Kan Zhang, and (iii) 10,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2023 held by Kan Zhang. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)       To derive this percentage, (x) the numerator is the sum of (i) 246,224,465, being 246,224,465 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., (ii) 94,285,750 Class A ordinary shares in the form of ADSs held by Kan Zhang, and (iii) 10,000,000, being 10,000,000 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2023 held by Kan Zhang, and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2023, (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2023, and (iii) 10,000,000, being the number of the Issuer’s Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2023 held by Kan Zhang.

CUSIP NO. 21718L 201

1	Names of Reporting Persons Kan’s Global CoolStuff Investment Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 246,224,465(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 246,224,465(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,224,465(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)       Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)       To derive this percentage, (x) the numerator is 246,224,465, being 246,224,465 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2023 and (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2023.

CUSIP NO. 21718L 201

1	Names of Reporting Persons Kan’s Universe Investment Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 246,224,465(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 246,224,465(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,224,465(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)       Represents 246,224,465 Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)       To derive this percentage, (x) the numerator is 246,224,465, being 246,224,465 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by Kan’s Global CoolStuff Investment Inc., and (y) the denominator is the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2023 and (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2023.

CUSIP NO. 21718L 201

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of CooTek (Cayman) Inc., a Cayman Islands company (the “Issuer”), whose principal executive office is located at 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Each ADS represents 650 Class A ordinary shares.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed jointly by Kan Zhang, Kan’s Global CoolStuff Investment Inc. and Kan’s Universe Investment Limited (collectively, the “Reporting Persons,” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Kan Zhang is a citizen of the People’s Republic of China. He is chairman of the board of directors, chief technology officer and acting chief financial officer of the Issuer. The principal business address of Kan Zhang is 11F, No.16, Lane 399, Xinlong Road, Minhang District, Shanghai, 201101, People’s Republic of China.

Kan’s Global CoolStuff Investment Inc. is a British Virgin Islands company. The registered office of Kan’s Global CoolStuff Investment Inc. is at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Kan’s Universe Investment Limited is a British Virgin Islands company. The registered office of Kan’s Universe Investment Limited is at Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands.

Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Kan’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc. Kan’s Global CoolStuff Investment Inc. does not have any executive officers.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Kan’s Global CoolStuff Investment Inc. is wholly owned by Kan’s Universe Investment Limited, a British Virgin Islands company, which is ultimately owned by Kan’s Global CoolStuff Investment Trust, a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Kan Zhang is the settlor of this trust, and Mr. Zhang and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by Kan’s Global CoolStuff Investment Inc. Mr. Zhang is the sole director of Kan’s Global CoolStuff Investment Inc.

On February 1, 2022, Kan Zhang’s option to purchase 2,500,000 Class A ordinary shares of the Issuer that was granted to him under the Issuer’s 2018 Share Incentive Plan became vested.

CUSIP NO. 21718L 201

From March 16, 2022 to March 31, 2022, Kan Zhang purchased an aggregate of 94,285,750 Class A ordinary shares in the form of ADSs in the open market at purchase prices ranging from US$0.0040 to US$0.0065 per Class A ordinary share, amounting to an aggregate consideration of US$504,657.05.

On February 1, 2023, Kan Zhang’s option to purchase 2,500,000 Class A ordinary shares of the Issuer that was granted to him under the Issuer’s 2018 Share Incentive Plan became vested.

On February 1, 2024, Kan Zhang’s option to purchase 2,500,000 Class A ordinary shares of the Issuer that was granted to him under the Issuer’s 2018 Share Incentive Plan became vested.

The source of funds for acquiring the ADSs in the open market was the personal funds of Kan Zhang. Options were granted to Kan Zhang for the past and future services provided by him to the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons intend to review the investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant to the investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold the existing position in the securities for investment.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b): The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kan Zhang is based on a total of 4,847,255,456 ordinary shares of the Issuer, being the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2023, (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2023, and (iii) 10,000,000, being the number of the Issuer’s Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after December 31, 2023 held by Kan Zhang.

The percentage of the class of securities identified pursuant to Item 1 each beneficially owned by Kan’s Global CoolStuff Investment Inc. and Kan’s Universe Investment Limited is based on a total of 4,837,255,456 ordinary shares of the Issuer, being the sum of (i) 4,591,030,991, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2023 and (ii) 246,224,465, being the number of the Issuer’s Class B ordinary shares of the Issuer outstanding as of December 31, 2023.

Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(c): Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

CUSIP NO. 21718L 201

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated February 2, 2024 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2024

Kan Zhang

/s/ Kan Zhang

Kan’s Global CoolStuff Investment Inc.

By:	/s/ Kan Zhang
Name:	Kan Zhang
Title:	Director

Kan’s Universe Investment Limited

By:	/s/ Kan Zhang
Name:	Kan Zhang
Title:	Authorized Signatory